UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Polestar Automotive Holding UK PLC

(Name of Issuer)

Class A American Depositary Shares

Class A Ordinary Shares, par value $0.01 each

(Title of Class of Securities)

731105201

(CUSIP Number)

Zhejiang Geely Holding Group Company Limited

No. 1760 Jiangling Road, Binjiang District, Hangzhou, Zhejiang, China

+86 (571) 2809 8282

Rosmarie Söderbom

Volvo Car Corporation

Avd 50090, HB3S

405 31 Göteborg, Sweden

+46 (0)766 210020

with copies to,

Daying Zhang

18th Floor, One Exchange Square | 8 Connaught Place, Central | Hong Kong

D: +852.2912.2500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 22, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731105201	13D	Page 1 of 15 pages

1	Names of Reporting Persons Volvo Car Corporation
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 8,346,771,004
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,018,792,462
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,018,792,462
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.3%
14	Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 2 of 15 pages

1	Names of Reporting Persons PSD Investment Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 8,280,137,370
	8	Shared Voting Power 0
	9	Sole Dispositive Power 828,013,737
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 828,013,737
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.2%
14	Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 3 of 15 pages

1	Names of Reporting Persons PSD Capital Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 8,280,137,370
	8	Shared Voting Power 0
	9	Sole Dispositive Power 828,013,737
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 828,013,737
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.2%
14	Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 4 of 15 pages

1	Names of Reporting Persons Snita Holding B.V.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 8,346,771,004
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,018,792,462
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,018,792,462
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.3%
14	Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 5 of 15 pages

1	Names of Reporting Persons Volvo Car AB
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 8,346,771,004
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,018,792,462
	10	Shared Dispositive Power 1,018,792,462

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,018,792,462
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.3%
14	Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 6 of 15 pages

1	Names of Reporting Persons Geely Sweden Holdings AB
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 8,363,117,075
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,035,138,533
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,035,138,533
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 49.1%
14	Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 7 of 15 pages

1	Names of Reporting Persons Shanghai Geely Zhaoyuan International Investment Co., Ltd
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 8,363,117,075
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,035,138,533
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,035,138,533
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 49.1%
14	Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 8 of 15 pages

1	Names of Reporting Persons Beijing Geely Wanyuan International Investment Co., Ltd
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 8,363,117,075
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,035,138,533
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,035,138,533
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 49.1%
14	Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 9 of 15 pages

1	Names of Reporting Persons Beijing Geely Kaisheng International Investment Co., Ltd
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 8,363,117,075
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,035,138,533
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,035,138,533
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 49.1%
14	Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 10 of 15 pages

1	Names of Reporting Persons Zhejiang Geely Holding Group Company Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 8,363,117,075
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,035,138,533
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,035,138,533
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 49.1%
14	Type of Reporting Person CO

CUSIP No. 731105201	13D	Page 11 of 15 pages

1	Names of Reporting Persons Shufu Li
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 16,643,254,445
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,863,152,270
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,863,152,270
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 88.3%
14	Type of Reporting Person IN

CUSIP No. 731105201	13D	Page 12 of 15 pages

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 7, 2022 (as amended to date, the “Statement”), relating to Class A ordinary shares, par value $0.01 per share (the “Class A Shares”) of Polestar Automotive Holding UK PLC, a limited company incorporated under the laws of England and Wales (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by inserting the following information:

Security Agreement

On November 22, 2023, PSD Investment Limited entered into a facility agreement (the “Loan Agreement”) with, among others, Madison Pacific Trust Limited as security agent. As security for its obligations under the Loan Agreement, PSD Investment Limited pledged 828,013,737 Class B ADSs (the “Pledged Shares”) pursuant to a Security Agreement (the “Pledge Agreement”) by and between PSD Investment Limited and Madison Pacific Trust Limited as security agent, dated as of November 22, 2023. All voting rights and rights to receive dividends or distributions with respect to the Pledged Shares will remain with PSD Investment Limited unless an event of default under the Loan Agreement has occurred.

The 2022 Term Facility

On November 3, 2022, Snita Holding B.V. (“Snita”) entered into a Term Facility Agreement with the Issuer (as amended on November 8, 2023, the “2022 Term Facility”). The 2022 Term Facility terminates on June 30, 2027.

Pursuant to the 2022 Term Facility, Snita made available to the Issuer a dollar term loan facility in an aggregate amount of $1,000,000,000. The 2022 Term Facility provides, among other things, that if the Issuer undertakes an offering of any class of share capital of the Issuer in an amount equal to or greater than $350,000,000 (or such other amount as the Issuer and Snita may agree from time to time) to five or more (or such other amount as the Issuer and Snita may agree from time to time) institutional investors, then Snita shall have the right to convert the principal amount of any outstanding loans under the 2022 Term Facility into the relevant number of shares being offered pursuant to the terms of the offering.

The foregoing description of the 2022 Term Facility does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

CUSIP No. 731105201	13D	Page 13 of 15 pages

The 2023 Term Facility

On November 8, 2023, Geely Sweden Automotive Investment AB (“GSAI”), a wholly owned subsidiary of Geely Sweden Holdings AB (“Geely Sweden”), entered into a Term Facility Agreement with the Issuer (the “2023 Term Facility”). The 2023 Term Facility terminates on June 30, 2027.

Pursuant to the 2023 Term Facility, GSAI made available to the Issuer a dollar term loan facility in an aggregate amount of $250,000,000. The 2023 Term Facility provides, among other things, that if the Issuer undertakes an offering of any class of share capital of the Issuer in an amount equal to or greater than $350,000,000 (or such other amount as the Issuer and GSAI may agree from time to time) to five or more (or such other amount as the Issuer and GSAI may agree from time to time) institutional investors, then GSAI shall have the right to convert the principal amount and accrued interest of any outstanding loans under the 2023 Term Facility into the relevant number of shares being offered pursuant to the terms of the offering.

The foregoing description of the 2023 Term Facility does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 6.	Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Loan Agreement, the Pledge Agreement, the 2022 Term Facility and the 2023 Term Facility and is incorporated herein by reference. A copy of each of the 2022 Term Facility and the 2023 Term Facility is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description
9	Term Loan Facility, dated November 3, 2022, by and between Polestar Automotive Holding UK PLC, as borrower, and Snita Holding B.V., as original lender and agent (incorporated by reference to exhibit 10.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, as filed with the SEC on November 3, 2022).

10	Facility Agreement, dated November 8, 2023, by and between Polestar Automotive Holding UK PLC, as borrower, and Geely Sweden Automotive Investment AB, as original lender and agent (incorporated by reference to exhibit 10.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, as filed with the SEC on November 8, 2023).

11	Amendment Letter, dated November 8, 2023, by and between Polestar Automotive Holding UK PLC, as borrower, and Snita Holding B.V., as original lender and agent (incorporated by reference to exhibit 10.2 to the Issuer’s Report of Foreign Private Issuer on Form 6-K, as filed with the SEC on November 8, 2023).

CUSIP No. 731105201	13D	Page 14 of 15 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2023

VOLVO CAR CORPORATION

By:	/s/ Hanna Fager
Name:	Hanna Fager
Title:	Authorized Signatory

By:	/s/ Maria Hemberg
Name:	Maria Hemberg
Title:	Director and Authorized Signatory

PSD INVESTMENT LIMITED

By:	/s/ Shufu Li
Name:	Shufu Li
Title:	Sole Director

PSD CAPITAL LIMITED

By:	/s/ Shufu Li
Name:	Shufu Li
Title:	Sole Director

SNITA HOLDING B.V.

By:	/s/ Lex Kerssemakers
Name:	Lex Kerssemakers
Title:	Director

By:	/s/ Per Ansgar
Name:	Per Ansgar
Title:	Director

CUSIP No. 731105201	13D	Page 15 of 15 pages

VOLVO CAR AB

By:	/s/ Hanna Fager
Name:	Hanna Fager
Title:	Authorized Signatory

By:	/s/ Maria Hemberg
Name:	Maria Hemberg
Title:	Director and Authorized Signatory

GEELY SWEDEN HOLDINGS AB

By:	/s/ Shufu Li
Name:	Shufu Li
Title:	Director

By:	/s/ Donghui Li
Name:	Donghui Li
Title:	Director

SHANGHAI GEELY ZHAOYUAN INTERNATIONAL INVESTMENT CO., LTD

By:	/s/ Donghui Li
Name:	Donghui Li
Title:	Director

BEIJING GEELY WANYUAN INTERNATIONAL INVESTMENT CO., LTD

By:	/s/ Donghui Li
Name:	Donghui Li
Title:	Director

BEIJING GEELY KAISHENG INTERNATIONAL INVESTMENT CO., LTD

By:	/s/ Donghui Li
Name:	Donghui Li
Title:	Director

ZHEJIANG GEELY HOLDING GROUP COMPANY LIMITED

By:	/s/ Donghui Li
Name:	Donghui Li
Title:	Legal Representative & Director

By:	/s/ Shufu Li
Name:	Shufu Li